EXHIBIT 99.1
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited to delist from the New York Stock Exchange
Telkom SA Limited (“Telkom”) announced on June 22, 2009 its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”) and to terminate its reporting obligations under the Securities Exchange Act of 1934 (“the Exchange Act”).
Telkom intends to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about August 17, 2009, and provide a copy thereof to the NYSE to effect the delisting on or about August 27, 2009. The delisting is expected to be effective 10 days after the filing of Form 25: following this Telkom will file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. If Telkom’s ADRs are delisted from the NYSE as of August 27, 2009, the last trading day of such ADRs will be August 26, 2009.
The filings will deregister and terminate Telkom’s reporting obligations under the Exchange Act for its ADR program and ordinary shares.
Upon filing the Form 15F Telkom’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing. Telkom reserves the right to delay or withdraw the filing of Forms 25 and 15F for any reason.
Telkom intends to maintain its ADR facility as a Level 1 program to enable investors to retain their ADRs, which will be tracked on the over-the-counter market in the USA. Telkom’s ordinary shares will continue to be traded on the JSE Limited.
The Board decided to delist from the New York Stock Exchange given the current global economic climate and the business imperative for Telkom to reduce its cost base. The methodology employed and discipline gained from compliance with the Sarbanes-Oxley reporting requirements will be retained, where appropriate, to ensure strict corporate governance compliance and transparent financial reporting. Telkom is comfortable that the JSE Limited provides sufficient access to capital from both South African and global investors.
Telkom will continue to publish its annual report, interim results and communications on its website at www.telkom.co.za/ir.
Pretoria
7 August 2009
Sponsor: UBS